News Release	April 4, 2005

YAMANA PROVIDES NOTICE OF RELEASE OF FIRST QUARTER RESULTS, ANNUAL GENERAL MEETING AND MINE TOURS

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) announced today that it will release its first quarter 2005 results on Monday, May 9, 2005 after normal trading hours.

Annual General Meeting

Please join us for our 2005 Annual General Meeting of Common Shareholders on Tuesday, May 3, 2005 at 3:00 p.m. (EST.). The meeting will be held at the St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Canada. In addition to discussing our operating performance, we will provide a comprehensive presentation concerning our development and exploration projects during the meeting. A copy of this presentation will be posted on our website on May 3, 2005.

Tour of Yamana Brazil Planned

The Company is planning a tour of the Brazilian Mines from Sunday, April 24 until Tuesday, April 26, 2005. This is part of a broader tour of Brazilian operations by analysts and others. The Company is encouraged by these tours as it allows analysts and others to assess for themselves the favorable economic environment in which mining companies operate in Brazil.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone
President & Chief Executive Officer
(416)  815-0220
E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.